Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results and Announces Special Cash Dividend

GUANGZHOU, China, March 19, 2024 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights1

•	Total net revenues for the fourth quarter of 2023 were RMB1,529.8 million (US$215.5 million), compared with RMB2,119.4 million for the same period of 2022.

•	Net loss attributable to HUYA Inc. was RMB275.0 million (US$38.7 million) for the fourth quarter of 2023, compared with RMB562.7 million for the same period of 2022.

•	Non-GAAP net loss attributable to HUYA Inc.[2] was RMB189.7 million (US$26.7 million) for the fourth quarter of 2023, compared with RMB438.7 million for the same period of 2022.

•	Average mobile MAUs[3] of Huya Live for the fourth quarter of 2023 remained flat at 85.5 million, compared with 85.5 million for the same period of 2022.

Fiscal Year 2023 Highlights

•	Total net revenues for fiscal year 2023 were RMB6,994.3 million (US$985.1 million), compared with RMB9,264.4 million for 2022.

•	Net loss attributable to HUYA Inc. for fiscal year 2023 was RMB204.5 million (US$28.8 million), compared with RMB547.7 million for 2022.

•	Non-GAAP net income attributable to HUYA Inc. for fiscal year 2023 was RMB119.1 million (US$16.8 million), compared with a non-GAAP net loss attributable to HUYA Inc. of RMB290.7 million for 2022.

•	Average mobile MAUs of Huya Live for fiscal year 2023 was 84.1 million, compared with 84.3 million for 2022.

1 In December 2023, the Company acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million, the principal terms of which were previously disclosed. As a result of this business combination under common control, in accordance with ASC 805, Business Combinations, the Company has consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022. Accordingly, retrospective adjustments have been made to the Company’s consolidated historical financial information presented herein, reflecting the consolidation of this mobile application service provider. The Company does not believe the retrospective adjustments to the Company’s results to be material, as compared to the historical financial information previously presented. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent.

2 “Non-GAAP net (loss) income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments and disposal of equity investments, net of income taxes, impairment of goodwill and investments, loss on equity method investment, net of income taxes, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

3 Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “In the fourth quarter of 2023, we continued to attract and engage a broad audience with rich game and e-sports content while upgrading interactive features to enhance the viewing experience. Meanwhile, we made good progress in revamping our technology, products, and operational strategies to provide more innovative game-related services. As a result, Huya Live's user base remained stable during the quarter, with average mobile MAUs of 85.5 million. Paying users4 on Huya Live increased sequentially for the fourth quarter, rising marginally to 4.3 million thanks to more users paying for our platform’s new game-related service offerings. As we enter 2024, despite the rapidly changing market conditions, we will continue to solidify our core live streaming business while propelling the development of game-related services to expand our business horizons and unlock new revenue streams. We remain confident in our future business prospects as we steadily implement our strategic transformation.”

“Given the soft industry environment along with our proactive business adjustments, our live streaming revenues contracted in the fourth quarter. Nevertheless, we were encouraged to see that advertising and other revenues increased by 40.5% quarter-over-quarter and by 29.2% year-over-year, mainly due to the growth of game advertising and distribution revenues as we deepened cooperation with game companies,” said Ms. Ashley Xin Wu, Huya’s Acting Co-Chief Executive Officer and Vice President of Finance. “For the full year of 2023, we recorded total net revenues of approximately RMB7 billion. However, we drove a meaningful year-over-year margin expansion across the board through continuous, comprehensive efforts to improve cost efficiency and operational performance. Also, we’re committed to enhancing shareholder value through disciplined capital allocation. As of the end of 2023, we had repurchased US$28.8 million of Huya shares. In addition, we’re pleased to declare a special cash dividend totaling approximately US$150 million for our shareholders. Going forward, we will continue to strengthen our operational and financial capabilities to drive sustainable development.”

Fourth Quarter 2023 Financial Results

Total net revenues for the fourth quarter of 2023 were RMB1,529.8 million (US$215.5 million), compared with RMB2,119.4 million for the same period of 2022.

Live streaming revenues were RMB1,343.5 million (US$189.2 million) for the fourth quarter of 2023, compared with RMB1,975.2 million for the same period of 2022, primarily due to the soft macro and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Advertising and other revenues were RMB186.3 million (US$26.2 million) for the fourth quarter of 2023, compared with RMB144.2 million for the same period of 2022, primarily due to increased revenues from game advertising and distribution services.

4 Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Cost of revenues decreased by 36.6% to RMB1,514.6 million (US$213.3 million) for the fourth quarter of 2023 from RMB2,387.1 million for the same period of 2022, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 39.4% to RMB1,316.4 million (US$185.4 million) for the fourth quarter of 2023 from RMB2,170.6 million for the same period of 2022, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues, as well as lower costs related to e-sports content and content creators.

Bandwidth costs decreased by 18.6% to RMB81.5 million (US$11.5 million) for the fourth quarter of 2023 from RMB100.1 million for the same period of 2022, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Gross profit was RMB15.2 million (US$2.1 million) for the fourth quarter of 2023, compared with a gross loss of RMB267.7 million for the same period of 2022. Gross margin was 1.0% for the fourth quarter of 2023, compared with negative 12.6% for the same period of 2022, primarily due to decreased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 5.6% to RMB137.0 million (US$19.3 million) for the fourth quarter of 2023 from RMB145.1 million for the same period of 2022, primarily due to decreased share-based compensation expenses.

Sales and marketing expenses decreased by 10.8% to RMB113.3 million (US$16.0 million) for the fourth quarter of 2023 from RMB127.0 million for the same period of 2022, primarily due to decreased personnel-related expenses.

General and administrative expenses increased by 17.8% to RMB100.2 million (US$14.1 million) for the fourth quarter of 2023 from RMB85.1 million for the same period of 2022, primarily due to provisions and increased professional services fees, partially offset by decreased share-based compensation expenses.

Other income was RMB13.1 million (US$1.8 million) for the fourth quarter of 2023, compared with RMB43.8 million for the same period of 2022, primarily due to lower indirect tax refunds and government subsidies.

Operating loss was RMB322.3 million (US$45.4 million) for the fourth quarter of 2023, compared with RMB581.2 million for the same period of 2022.

Interest and short-term investments income was RMB129.5 million (US$18.2 million) for the fourth quarter of 2023, compared with RMB101.7 million for the same period of 2022, primarily due to increased interest rates and improved management of deposit products.

Impairment loss of investments was RMB79.9 million (US$11.3 million) for the fourth quarter of 2023, compared with RMB55.2 million for the same period of 2022, primarily due to the recognition of increased impairment charges on the Company’s investments.

Net loss attributable to HUYA Inc. was RMB275.0 million (US$38.7 million) for the fourth quarter of 2023, compared with RMB562.7 million for the same period of 2022.

Non-GAAP net loss attributable to HUYA Inc. was RMB189.7 million (US$26.7 million) for the fourth quarter of 2023, compared with RMB438.7 million for the same period of 2022.

Basic and diluted net loss per American depositary share (“ADS”) were each RMB1.14 (US$0.16) for the fourth quarter of 2023. Basic and diluted net loss per ADS were each RMB2.32 for the fourth quarter of 2022. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net loss per ADS were each RMB0.79 (US$0.11) for the fourth quarter of 2023. Non-GAAP basic and diluted net loss per ADS were each RMB1.81 for the fourth quarter of 2022.

As of December 31, 2023, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB9,916.4 million (US$1,396.7 million), compared with RMB10,676.8 million as of September 30, 2023.

Fiscal Year 2023 Financial Results

Total net revenues were RMB6,994.3 million (US$985.1 million) for fiscal year 2023, compared with RMB9,264.4 million for the prior year.

Live streaming revenues were RMB6,450.8 million (US$908.6 million) for fiscal year 2023, compared with RMB8,195.9 million for the prior year, primarily due to the soft macro and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Advertising and other revenues were RMB543.5 million (US$76.6 million) for fiscal year 2023, compared with RMB1,068.4 million for the prior year, primarily due to a significant decrease in content sub-licensing revenues.

Cost of revenues decreased by 28.2% to RMB6,179.1 million (US$870.3 million) for fiscal year 2023 from RMB8,610.7 million for the prior year, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 28.6% to RMB5,378.4 million (US$757.5 million) for fiscal year 2023 from RMB7,535.7 million for the prior year, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues, as well as lower costs related to e-sports content and content creators.

Bandwidth costs decreased by 33.0% to RMB360.7 million (US$50.8 million) for fiscal year 2023 from RMB537.9 million for the prior year, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Gross profit increased by 24.7% to RMB815.2 million (US$114.8 million) for fiscal year 2023 from RMB653.6 million for the prior year, primarily due to decreased cost of revenues driven by lower revenue sharing fees and content costs. Gross margin was 11.7% for fiscal year 2023, compared with 7.1% for fiscal year 2022, primarily due to decreased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 15.5% to RMB578.6 million (US$81.5 million) for fiscal year 2023 from RMB684.4 million for the prior year, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 16.9% to RMB440.6 million (US$62.1 million) for fiscal year 2023 from RMB530.5 million for the prior year, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 6.0% to RMB320.8 million (US$45.2 million) for fiscal year 2023 from RMB341.2 million for the prior year, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Other income was RMB81.3 million (US$11.4 million) for fiscal year 2023, compared with RMB166.3 million for the prior year, primarily due to lower indirect tax refunds and government subsidies.

Operating loss was RMB443.6 million (US$62.5 million) for fiscal year 2023, compared with RMB736.2 million for the prior year.

Interest and short-term investments income were RMB479.7 million (US$67.6 million) for fiscal year 2023, compared with RMB298.2 million for the prior year, primarily due to increased interest rates and improved management of deposit products.

Impairment loss of investments was RMB225.8 million (US$31.8 million) for fiscal year 2023, compared with RMB55.2 million for the prior year, primarily due to the recognition of increased impairment charges on the Company’s investments.

Net loss attributable to HUYA Inc. was RMB204.5 million (US$28.8 million) for fiscal year 2023, compared with RMB547.7 million for the prior year.

Non-GAAP net income attributable to HUYA Inc. was RMB119.1 million (US$16.8 million) for fiscal year 2023, compared with a non-GAAP net loss attributable to HUYA Inc. of RMB290.7 million for the prior year.

Basic and diluted net loss per ADS were each RMB0.84 (US$0.12) for fiscal year 2023. Basic and diluted net loss per ADS were each RMB2.27 for fiscal year 2022.

Non-GAAP basic and diluted net income per ADS were RMB0.49 (US$0.07) and RMB0.48 (US$0.07), respectively, for fiscal year 2023. Non-GAAP basic and diluted net loss per ADS were each RMB1.20 for fiscal year 2022.

Share Repurchase Program

On August 15, 2023, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. As of December 31, 2023, the Company had repurchased 9.2 million ADSs with a total aggregate consideration of US$28.8 million under this program.

Declaration of Special Cash Dividend

The board of directors of the Company has declared a special cash dividend of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, payable in U.S. dollars. The ex-dividend date will be May 9, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by surplus cash on the Company's balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around May 24, 2024. The dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Director Appointment

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of the Company, has recently been appointed as a director of the Company, effective March 13, 2024.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 8:00 a.m. U.S. Eastern Time on March 19, 2024 (8:00 p.m. Beijing/Hong Kong time on March 19, 2024), to review and discuss the Company's business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[5]:	https://meeting.tencent.com/dw/oiEb0h3kjllr
International:	https://voovmeeting.com/dw/oiEb0h3kjllr

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

5 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except that the consolidated statement of changes in shareholders' equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross (loss) profit, non-GAAP operating loss, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, non-GAAP basic and diluted net (loss) income per ordinary shares, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP gross (loss) profit is gross (loss) profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments and disposal of equity investments, net of income taxes, impairment of goodwill and investments, loss on equity method investment, net of income taxes, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net (loss) income attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments and disposal of equity investments, net of income taxes, impairment of goodwill and investments, loss on equity method investment, net of income taxes, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net (loss) income per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net (loss) income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments and disposal of equity investments, net of income taxes, (iii) impairment of goodwill and investments, (iv) loss on equity method investment, net of income taxes, and (v) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) gain on fair value change of investments and disposal of equity investments, net of income taxes, (iv) impairment of goodwill and investments, and (v) loss on equity method investment, net of income taxes, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company's net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results" at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Huya's strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS*

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	694,091	511,973	72,110
Restricted cash	4,050	18,137	2,555
Short-term deposits	9,018,298	6,851,160	964,966
Short-term investments	3,117	-	-
Accounts receivable, net	84,240	64,258	9,051
Prepaid assets and amounts due from related parties, net	59,702	148,648	20,937
Prepayments and other current assets, net	637,378	556,435	78,371

Total current assets	10,500,876	8,150,611	1,147,990

Non-current assets
Long-term deposits	1,072,548	2,553,293	359,624
Investments	906,215	751,844	105,895
Goodwill	449,357	456,976	64,364
Property and equipment, net	200,893	326,765	46,024
Intangible assets, net	207,101	161,739	22,780
Right-of-use assets, net	345,136	379,006	53,382
Prepayments and other non-current assets	110,874	144,120	20,299

Total non-current assets	3,292,124	4,773,743	672,368

Total assets	13,793,000	12,924,354	1,820,358

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	22,524	14,961	2,107
Advances from customers and deferred revenue	446,881	412,257	58,065
Income taxes payable	28,924	49,914	7,030
Accrued liabilities and other current liabilities	1,593,949	1,474,827	207,726
Amounts due to related parties	133,646	177,714	25,030
Lease liabilities due within one year	29,801	31,832	4,483

Total current liabilities	2,255,725	2,161,505	304,441

Non-current liabilities
Lease liabilities	8,617	48,069	6,770
Deferred tax liabilities	45,913	42,317	5,960
Deferred revenue	73,354	47,864	6,742

Total non-current liabilities	127,884	138,250	19,472

Total liabilities	2,383,609	2,299,755	323,913

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 89,401,484 and 82,696,852 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	60	61	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	98	98	14
Treasury shares	-	(206,345)	(29,063)
Additional paid-in capital	12,496,534	12,000,100	1,690,179
Statutory reserves	122,429	122,429	17,244
Accumulated deficit	(1,847,817)	(2,052,336)	(289,065)
Accumulated other comprehensive income	638,087	760,592	107,127

Total shareholders’ equity	11,409,391	10,624,599	1,496,445

Total liabilities and shareholders’ equity	13,793,000	12,924,354	1,820,358

*	HUYA Inc. Unaudited Condensed Consolidated Balance Sheets have been retrospectively adjusted due to the business combination under common control as stated in the footnote 1 of this press release.

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS*

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,975,155	1,531,711	1,343,463	189,223	8,195,907	6,450,782	908,574
Advertising and others	144,217	132,591	186,349	26,247	1,068,444	543,546	76,557

Total net revenues	2,119,372	1,664,302	1,529,812	215,470	9,264,351	6,994,328	985,131

Cost of revenues(1)	(2,387,109)	(1,421,460)	(1,514,602)	(213,327)	(8,610,726)	(6,179,125)	(870,312)

Gross (loss) profit	(267,737)	242,842	15,210	2,143	653,625	815,203	114,819

Operating expenses(1)
Research and development expenses	(145,149)	(142,832)	(137,001)	(19,296)	(684,446)	(578,610)	(81,496)
Sales and marketing expenses	(127,007)	(105,354)	(113,342)	(15,964)	(530,482)	(440,605)	(62,058)
General and administrative expenses	(85,115)	(66,417)	(100,239)	(14,118)	(341,243)	(320,838)	(45,189)

Total operating expenses	(357,271)	(314,603)	(350,582)	(49,378)	(1,556,171)	(1,340,053)	(188,743)

Other income, net	43,797	40,185	13,105	1,846	166,307	81,258	11,445

Operating loss	(581,211)	(31,576)	(322,267)	(45,389)	(736,239)	(443,592)	(62,479)

Interest and short-term investments income	101,667	128,480	129,480	18,237	298,205	479,681	67,562
Gain on fair value change of investments	-	-	-	-	7,602	-	-
Impairment loss of investments	(55,201)	(80,774)	(79,911)	(11,255)	(55,201)	(225,800)	(31,803)
Goodwill impairment	(34,640)	-	-	-	(34,640)	-	-
Foreign currency exchange gains (losses), net	3,680	(1,765)	2,224	313	(2,516)	(1,593)	(224)

(Loss) income before income tax expenses	(565,705)	14,365	(270,474)	(38,094)	(522,789)	(191,304)	(26,944)

Income tax benefits (expenses)	3,431	(3,822)	(4,497)	(633)	(24,364)	(13,215)	(1,861)

(Loss) income before share of loss in equity method investments, net of income taxes	(562,274)	10,543	(274,971)	(38,727)	(547,153)	(204,519)	(28,805)

Share of loss in equity method investments, net of income taxes	(414)	-	-	-	(520)	-	-

Net (loss) income attributable to HUYA Inc.	(562,688)	10,543	(274,971)	(38,727)	(547,673)	(204,519)	(28,805)

Net (loss) income attributable to ordinary shareholders	(562,688)	10,543	(274,971)	(38,727)	(547,673)	(204,519)	(28,805)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS**
—Basic	(2.32)	0.04	(1.14)	(0.16)	(2.27)	(0.84)	(0.12)
—Diluted	(2.32)	0.04	(1.14)	(0.16)	(2.27)	(0.84)	(0.12)
Net (loss) income per ordinary share
—Basic	(2.32)	0.04	(1.14)	(0.16)	(2.27)	(0.84)	(0.12)
—Diluted	(2.32)	0.04	(1.14)	(0.16)	(2.27)	(0.84)	(0.12)

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	242,506,902	244,651,286	240,915,572	240,915,572	241,437,842	243,025,428	243,025,428
—Diluted	242,506,902	246,437,179	240,915,572	240,915,572	241,437,842	243,025,428	243,025,428

*	HUYA Inc. Unaudited Condensed Consolidated Statements of Operations have been retrospectively adjusted due to the business combination under common control as stated in the footnote 1 of this press release.
**	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	6,122	2,543	(17)	(2)	31,955	16,137	2,273
Research and development expenses	14,427	7,296	546	77	67,242	40,679	5,730
Sales and marketing expenses	1,077	651	248	35	4,477	2,842	400
General and administrative expenses	7,200	(68)	(393)	(55)	52,804	18,607	2,621

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS*

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross (loss) profit	(267,737)	242,842	15,210	2,143	653,625	815,203	114,819
Share-based compensation expenses allocated in cost of revenues	6,122	2,543	(17)	(2)	31,955	16,137	2,273

Non-GAAP gross (loss) profit	(261,615)	245,385	15,193	2,141	685,580	831,340	117,092

Operating loss	(581,211)	(31,576)	(322,267)	(45,389)	(736,239)	(443,592)	(62,479)
Share-based compensation expenses	28,826	10,422	384	55	156,478	78,265	11,024
Amortization of intangible assets from business acquisitions	5,958	5,993	5,965	840	20,631	23,570	3,319

Non-GAAP operating loss	(546,427)	(15,161)	(315,918)	(44,494)	(559,130)	(341,757)	(48,136)

Net (loss) income attributable to HUYA Inc.	(562,688)	10,543	(274,971)	(38,727)	(547,673)	(204,519)	(28,805)
Gain on fair value change of investments, net of income taxes	-	-	-	-	(6,842)	-	-
Impairment of goodwill and investments	89,841	80,774	79,911	11,255	89,841	225,800	31,803
Loss on equity method investment, net of income taxes	414	-	-	-	414	-	-
Share-based compensation expenses	28,826	10,422	384	55	156,478	78,265	11,024
Amortization of intangible assets from business acquisitions, net of income taxes	4,945	4,974	4,951	697	17,124	19,563	2,755

Non-GAAP net (loss) income attributable to HUYA Inc.	(438,662)	106,713	(189,725)	(26,720)	(290,658)	119,109	16,777

Net (loss) income attributable to ordinary shareholders	(562,688)	10,543	(274,971)	(38,727)	(547,673)	(204,519)	(28,805)
Gain on fair value change of investments, net of income taxes	-	-	-	-	(6,842)	-	-
Impairment of goodwill and investments	89,841	80,774	79,911	11,255	89,841	225,800	31,803
Loss on equity method investment, net of income taxes	414	-	-	-	414	-	-
Share-based compensation expenses	28,826	10,422	384	55	156,478	78,265	11,024
Amortization of intangible assets from business acquisitions, net of income taxes	4,945	4,974	4,951	697	17,124	19,563	2,755

Non-GAAP net (loss) income attributable to ordinary shareholders	(438,662)	106,713	(189,725)	(26,720)	(290,658)	119,109	16,777

Non-GAAP net (loss) income per ordinary share
—Basic	(1.81)	0.44	(0.79)	(0.11)	(1.20)	0.49	0.07
—Diluted	(1.81)	0.43	(0.79)	(0.11)	(1.20)	0.48	0.07

Non-GAAP net (loss) income per ADS
—Basic	(1.81)	0.44	(0.79)	(0.11)	(1.20)	0.49	0.07
—Diluted	(1.81)	0.43	(0.79)	(0.11)	(1.20)	0.48	0.07

Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
—Basic	242,506,902	244,651,286	240,915,572	240,915,572	241,437,842	243,025,428	243,025,428
—Diluted	242,506,902	246,437,179	240,915,572	240,915,572	241,437,842	245,753,234	245,753,234

*	HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results have been retrospectively adjusted due to the business combination under common control as stated in the footnote 1 of this press release.